Mail Stop 0306
October 8, 2004


Mr. Jacques Tizabi
President & Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

Re:	Universal Detection Technology
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed September 23, 2004
	File No. 333-117859

Dear Mr. Tizabi:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
1. You state that in May 2004, you unveiled your first functional prototype of your Anthrax Smoke Detector "available for sale."
Unless you are selling your product at this time, please revise this disclosure.
2. We note your response to comment 8 regarding the status of your agreement with JPL. Please provide disclosure in the summary that the JPL agreement has expired, that the project is not completed and JPL has orally agreed to work until the remaining funds are used, and estimate when you believe the project will be completed.

Risk Factors
Management has no experience in product manufacturing - Page 4
3. Please more specifically explain what services KAL Consultants will be providing you, and file your agreement with KAL.

We use a significant portion of our cash on hand and stock to pay consulting fees - Page 6
4. Revise to clarify how much was paid for each of the various services.
Plan of Operation - Page 11
5. We note your response to comment 29. In the business section, provide a summary description of corporate developments, including the development of past products and the revenues generated from them. You can also discuss the change in management and other changes you deem relevant over the past several years.
6. We note that you are testing with benign bacterial spores. Explain, if true, that your product cannot differentiate between different types of bacterial spores. Discuss the likelihood that your product will produce false positives for anthrax whenever concentrations of other types of bacterial spores, including benign ones, are detected in the air. Discuss whether there will need to be some other testing device in place to determine whether the bacterial spores are actually anthrax.
7. Revise to explain whether you will market and sell your product while you are engaging in field testing.
8. We note your response to comment 37. Please quantify the number of consultants hired, the amounts paid to them for the types of services provided. Please explain the absence of R&D expenditures for the six months ended June 30, 2004.
9. Disclose how much of SG&A expense is allocated to each of the uses listed in the penultimate paragraph.
Liquidity and Capital Resources - Page 13
10. We note your response to comment 39. Please identify which of these loans are in default, and by how much. Also disclose the amount of accrued but unpaid salary you currently due your CEO. Business - Page 16
11. We note your disclosure about your belief that your product will provide accurate results in a timely fashion. Please expand to discuss potential problems you may encounter with the technology, including false positives and non-detection. Also quantify what you mean by a "timely fashion."
Marketing and Sales - Page 19
12. Please update this section with a discussion of your engagement of KAL Consultants.
Manufacturing - Page 19
13. Please update this section with a discussion of the third party manufacturer you have engaged to create your prototype and potential products.
Research and Development - Page 19
14. Please revise this section to more clearly identify where your R& D dollars are spent. It appears that only a portion of this was spent with JPL. Also, expand to state the amount spent on R&D to date for 2004.
Competition - Page 20
15. Please update this section regarding Cepheid`s progress in your potential market as you describe in your risk factors.
Directors and Executive Officers - Page 23
16. We note your response to comment 49. State the average number of hours per week Mr. Tizabi devotes to running your company.
Certain Relationships and Related Transactions - Page 27
17. We note your response to comment 58. Please confirm that none of the warrants that were repriced were held by affiliates.
Description of Securities - Page 36
18. Please provide a description of the terms of the Warrants in this section.
Exhibits
19. Please file the 2003 Stock Incentive Plan as an Exhibit.



Accounting Comments

General
20. We refer to prior comment 3. We see that your sole product is not yet ready for market, that you do not appear to have marketing or manufacturing systems or infrastructure in place and, based on your financial statements, your primary activities appear to be fund raising/investor relations related. Disclosures throughout the filing (for instance, the plan of operation beginning on page 11) strongly suggest that you are in fact developing a new business. In light of the extensive disclosures about the status of your business, explain to us in more thorough detail why development stage reporting is not required. Also, explain how you considered each of the factors identified in paragraph 9 to FAS 7. The information provided in the existing response is too general for us to agree or disagree with your position.

Consolidated Balance Sheet
21. We refer to prior comment 62. Please expand the supplemental schedule to indicate the method of prepayment for each item (for instance, cash or common stock). If for other than cash, tell us how the amount deferred was determined.

Note 1 - Business Activity
Going Concern and Management`s Plans
22. We refer to prior comment 67. We note management believes sufficient funds are available to fund operating expenses, but that resources are not adequate to repay debt currently due and becoming due in the next twelve months. Expand this area to address management`s intentions toward the debt repayment obligations and any arrangements made with the parties involved.

Note 2 - Summary of Significant Accounting Policies
Valuation of the Company`s Common Stock
23. We refer to prior comment 71. The European model assumes that options can only be exercised on the expiration date. You appear to justify use of that model based on an assumption that grantees will exercise their options at expiration, if at all. Unless your option agreements contain a provision restricting exercise to the expiration date, it is not clear why the European model is appropriate in your circumstance. Either provide more specific and detailed support demonstrating that the European model is appropriate or revise to use a model that encompasses assumptions that are not inconsistent with the underlying terms of your outstanding options.

Fair Value of Financial Instruments
24. We refer to prior comment 73. For debt, fair value in the market place would generally consider factors such as repayment terms/schedules, interest rates, collateral value and borrower credit worthiness. You have a history of defaults; apparently have little or no available borrowing capacity; and have substantial current debt where the source of repayment is not clear. As well, it appears that your liquid resources are mostly restricted in that those resources may not be used to satisfy most (if not all of) of your existing indebtedness. Your rationale about the fair value of your debt does not appear to consider credit quality or other negative factors about your ability to timely repay outstanding debt. Fair value, as defined in FAS 107, is that amount at which an instrument could be exchanged in a current transaction between a willing buyer and a willing seller. With respect to your debt, it appears unlikely that you have "willing buyers"-that is, third parties willing to lend to you or otherwise refinance existing indebtedness. Accordingly, we continue to believe that disclosure pursuant to paragraph 14 to FAS 107 is relevant in your circumstances. Revise or further advise.

Note 13 - Related Party Transactions
25. We refer to prior comment 84. Please clarify in this footnote that Mr. Tizabi and Mr. Moussavi together own 100% of Astor.
Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Louis Canant at (202) 942-1897 or in his absence, Gary Todd at (202) 942-2862, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):  	Julie M. Kaufer, Esq.
		Afshin Hakim, Esq.
Universal Detection Technology
Jacques Tizabi
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